EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
Earnings:	2008	2007	2006	2005	2004
Net income	$1,199	$1,024	$985	$934	$3,982
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-
Income taxes provision	488	571	602	574	2,561
Net fixed charges	772	889	801	589	671
Total Earnings	$2,459	$2,484	$2,388	$2,097	$7,214

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$794	834	770	$573	$682
Interest on capital leases	22	23	11	1	1
AFUDC debt	(44)	32	20	15	(12)
Earnings required to cover preferred stock dividends	-	-		-	-
Total Fixed Charges	772	889	801	589	671

Preferred Stock Dividends:
Tax deductible dividends	9	9	12	12	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	7	8	3	13	34

Total Preferred Stock Dividends	16	17	15	25	43

Total Combined Fixed Charges and Preferred Stock Dividends	$788	$906	$816	$614	$714
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.12	2.74	2.93	3.42	10.10

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends.  “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are required to pay dividends on the outstanding series of preferred stock.  Fixed charges exclude interest on tax liabilities in accordance with FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes).